Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On December 23, 2008, Exelon sent the following letter to certain shareholders of NRG Energy, Inc.:

December 23, 2008

To Shareholders of NRG Energy, Inc:

Exelon’s exchange offer for NRG stock expires on January 6, 2009, unless extended. We are reminding you to tender your NRG shares on or before January 6. Please remember that the shares you tender into the exchange offer can be withdrawn at any time, prior to their acceptance for payment – and we cannot accept them for payment until the conditions of our offer are met or waived. Both tenders and withdrawals can typically be handled by your custodian electronically, within a few minutes. Also, as we near the January 6 initial expiration date, we want to be sure that you have answers to several questions investors have raised.

Do I lose optionality and flexibility if I tender my shares?

•	You can tender your shares at any time before the offer expires and withdraw your shares easily at any time before Exelon accepts your shares for exchange
•

Exelon cannot accept any shares for exchange unless the conditions of the offer are satisfied or waived, including receipt of tenders of the required majority of NRG shares and receipt of regulatory approvals

•	A tender of your shares and a withdrawal can be done easily in a few minutes
•	You retain complete flexibility if you tender your shares because you can withdraw them easily at any time before Exelon accepts them for exchange

Why should I tender my shares now?

•	We believe your tender of shares will signal your support for the commencement of negotiations with NRG and granting Exelon access to due diligence
•	You have the right to withdraw your tendered shares at any time before Exelon accepts your shares for exchange
•	We are required to pay the same price to all shareholders in the exchange offer, so shareholders who tender their shares now will still benefit if there is any change in the exchange ratio

What is the value proposition to NRG shareholders?

•	The 0.485x exchange ratio offers a full and fair price — upfront premium of 37%, intended to be a tax-free exchange for NRG shareholders, plus upside inherent to Exelon’s shares
•	NRG shareholders, as new shareholders in Exelon, will retain the opportunity to participate in the future growth of the largest and most diversified U.S. power company

•	Exelon believes its proposal represents the best immediate and long-term value for your investment, providing:
o	Increased scale and generation efficiency
o	Enhanced ability to pursue capital-intensive projects
o	Stronger credit metrics and an investment grade balance sheet
o	Greater liquidity and stock appreciation potential
o	Ability and intention to pay quarterly dividends on common stock
o	Ability to share in estimated NPV of $1.5 to $3.0 billion of synergy potential
•	In our opinion, the market continues to value NRG at a significant discount to the implied transaction value, signaling a further deterioration in NRG’s standalone share price, absent this proposal

Why does Exelon trade at a premium cash flow multiple compared to NRG?

•	In the current marketplace, an equivalent dollar of cash flow is not valued equally across companies of differing financial strength
•	Even as a standalone company, we believe Exelon has the requisite scope, scale and financial strength to succeed in an increasingly volatile energy market
•	We believe that stable, predictable cash flow is awarded a premium valuation during periods of depressed commodity valuations and/or market turbulence
•	In our opinion, Exelon’s near-term growth drivers are more predictable and have dramatically less capital at risk than NRG’s
•	We believe investment grade credit ratings provide greater access to the debt capital markets at significantly more affordable rates to fund both our near and long-term growth pipelines

Can Exelon finance the transaction?

•	Reflecting our confidence that we can obtain secure committed financing at the appropriate time, our offer is not subject to a financing condition

Should you have any further questions, please call Innisfree M&A Incorporated, the information agent for the offer; or Barclays Capital Inc., ABN AMRO Incorporated or UBS Investment Bank, the dealer managers for the offer, at the numbers listed in the Preliminary Prospectus/Offer to Exchange filed by Exelon Corp. on November 12, 2008. Or call Exelon’s Investor Relations Department at 312-394-2345.

Best regards,

Exelon Corporation and

Exelon Xchange Corporation

*****

Important Additional Information

This communication relates to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”) on November 12, 2008. The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Exelon expects to file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”). Exelon will also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer (the “Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the NRG Meeting Proxy Statement and the Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon Meeting and the NRG Meeting. Information about Exelon and Exelon’s directors and executive officers is available in Exelon’s proxy statement, dated March 20, 2008, filed with the SEC in connection with Exelon’s 2008 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange. Information about any other participants will be included in the NRG Meeting Proxy Statement or the Exelon Meeting Proxy Statement, as applicable.

Forward Looking Statements

This communication includes forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s preliminary prospectus/offer to exchange that is contained in the Registration Statement on Form S-4, Reg. No. 333-155278, that Exelon has filed with the SEC in connection with the Offer; (2) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (3) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication, except as required by law.

Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

All information in this communication concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.